Exhibit 3

FOR IMMEDIATE RELEASE	02 FEBRUARY 2017

WPP PLC (“WPP”)

WPP’s GTB acquires Zubi Advertising Services in the US

WPP announces that GTB, its wholly owned full-service agency dedicated to the Ford Motor Company account, has acquired Zubi Advertising Services, Inc. (“Zubi”), a full-service advertising agency that focuses on the Hispanic market in the US.

Zubi’s unaudited net revenues were US$18.9 million as of December 31, 2016. Clients include Ford, JP Morgan Chase Bank, N.A. and Dunkin’ Donuts. Founded in 1976, Zubi employs approximately 120 people and is based in Coral Gables, Florida, with offices in Los Angeles and Detroit.

The acquisition continues WPP’s strategy of investing to strengthen its “horizontality” offer to clients by enhancing the capabilities of its global account teams, such as GTB, and in important markets such as the US. WPP currently has 48 account teams, representing over one third of the Group’s US$19 billion in revenues, with over 38,000 employees working on these clients. In the US, WPP companies (including associates and investments) collectively generate revenues of over US$7 billion and employ over 25,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239